Filed by Adara Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Adara Acquisition Corp.

Commission File No.: 001-40014

communications simplified.

Adara Acquisition Corp. – Alliance Entertainment Transaction Conference Call

June 23, 2022

C O R P O R A T E   P A R T I C I P A N T S

Tom Finke, Chairman and Chief Executive Officer, Adara Acquisition Corp.

Bruce Ogilvie, Co-Founder and Executive Chairman, Alliance Entertainment Holding Corporation

Jeff Walker, Chief Executive Officer, Alliance Entertainment Holding Corporation

P R E S E N T A T I O N

Operator

Good afternoon, ladies and gentlemen. Thank you for standing by, and welcome to the Adara Acquisition Corp. Alliance Entertainment Business Combination Conference Call and Webcast.

Please note that the press release issued today, and the investor presentation, have been filed with the SEC and can be found on the Adara Acquisition Corp. Investor website at adaraspac.com. Please review the disclaimers included in the investor presentation.

Before we get started, I’d like to remind you that statements we make during this call contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are subject to risks and uncertainties. Any statements that refer to expectations, projections, characterizations of future events including financial projections and the anticipated benefits of the proposed transaction or future market conditions is a forward-looking statement. The Company’s actual future results could differ materially from those expressed in such forward-looking statements for any reason, including those set forth in Adara Acquisition Corp.’s SEC filings, including its Form 8-K filed today.

Neither Adara Acquisition Corp., nor Alliance Entertainment assumes any obligation to update any such forward-looking statements. Please note that the past performance or market information is not a guarantee of future results.

During this conference call, we will discuss non-GAAP financial measures, including a discussion of Adjusted EBITDA. We believe that non-GAAP disclosures enable investors to better understand Alliance Entertainment’s core operating performance. Please refer to the investor presentation for a reconciliation of each of this non-GAAP measure to the most directly comparable GAAP financial measure.

In connection with the proposed transaction, Adara Acquisition Corp. intends to file with the Securities & Exchange Commission a proxy statement on Form 14-A, with respect to Alliance Entertainment’s stockholder meeting to vote on the proposed transaction. The proxy statement will contain important information about the proposed transaction and related matters.

Hosting today’s call are Adara Acquisition Corp.’s Chairman and CEO, Tom Finke, Alliance Entertainment Executive Chairman Bruce Ogilvie, and Alliance Entertainment CEO, Jeff Walker. Finally, this conference call is being webcast. The webcast link is available on the Investor Relations section of adaraspac.com.

I will now turn the call over to Adara Acquisition Corp.’s Chairman and CEO, Tom Finke.

Tom Finke

Thank you, Operator, and thank you all for joining us today. We are pleased to present you with this exciting business combination between Alliance Entertainment and Adara Acquisition Corp.

I’m joined today on the call with Alliance Entertainment’s Executive Chairman, Bruce Ogilvie, and Alliance’s Chief Executive Officer, Jeff Walker.

When Adara was formed, we set our sights on merging with a company led by a great Management team that had a proven track record of growth in the consumer space, a strong financial position and a clear vision for strategically growing as a public company. Alliance Entertainment is that company.

Alliance Entertainment is a leading direct-to-consumer and e-commerce provider to the entertainment industry, offering over 485,000 unique SKUs, from music to movies, video games to electronics and arcades to collectibles. Alliance Entertainment is the gateway between leading entertainment brands and retailers, providing a robust suite of services to resellers and leading retailers worldwide.

While you will hear about Alliance growth prospects from Bruce and Jeff shortly, Alliance is quite sizable today, having generated annualized revenue of $1.4 billion and Adjusted EBITDA of $76 million as of March 31, 2022. Alliance and Adara are combining in a deal valued at $480 million. Upon completion of the transaction, and assuming no redemptions by public shareholders of Adara, the current owners of Alliance Entertainment, Bruce and Jeff, will hold approximately 78% of the combined company. Current Adara shareholders will hold approximately 22% of the combined company.

I will now turn it over to Bruce Ogilvie, the Chairman of Alliance Entertainment. Bruce?

Bruce Ogilvie

Thank you, Tom, for that intro.

I want to thank all our investors that dialed in by taking the time today to let us explain our opportunity to you. My name is Bruce Ogilvie, and I have my partner, Jeff Walker, also here on the call with me, and our company is Alliance Entertainment. We are merging our business into Adara, a SPAC, which currently has $116 million in the Trust and trades on the New York Stock Exchange American.

The reason for this call today is to introduce our company to you and go over our deck that was in the 8-K that we filed this morning. Also, before we jump into the investor’s deck, let me give you a brief, three to four minute overview on Alliance Entertainment.

Jeff Walker and I started Alliance with less than $200,000 of capital, and like way back when Amazon started in books, Alliance started in music. Fast-forward to today: Alliance is a distributor and retailer of physical exclusive and non-exclusive media of the biggest brands in the entertainment business, offering our services and selection through our platform with all key retailers by providing product selection and solutions for increased business opportunities and growth for all involved. These brands rely on Alliance’s expertise of improving distribution of their products.

Alliance is supporting omni-retailers who have physical brick-and-mortar locations, as well as their consumer online presence, by providing retailers expanded virtual shelf space, plus managing the replenishment and allowing omni-retailers to carry an expanded assortment online. Alliance does this by providing an electronic inventory data file feed to over 200 online retailers where those retailers utilize Alliance’s wide selection of physical media inventory on-hand to fulfill those online retailers’ direct-to-consumer orders. This service offered by Alliance helps those online retailers eliminate inventory risk with large and wider selections that allows them to play on a level playing field, an Amazon sandbox of long-tail selection.

These omni-retailers’ current online selection is only what they carry in their stores and their DCs, albeit the fastest-moving items, but they still need Alliance to add scale to enhance their selection so that, at a minimum, they can at least compete on selection as a selling point. Alliance is the Hamburger Helper to provide additional scale for those omni-retailers who offer entertainment products to their online consumers.

Yes, Alliance owns the majority of its inventory it purchases, but with our sophisticated data mining intelligence of all our diverse consumers, retailers, distributors that Alliance sells to, Alliance can quickly adapt to what is trending and what is not trending to mitigate that inventory risk. Plus, with Alliance selling its products in every marketplace in the world, on either Amazon, eBay, Walmart, Target Plus, plus direct-to-consumer sales, Alliance can achieve the highest recovery for any slow-moving inventory we may have. Alliance today generates over $1.4 billion in annual sales, from 42% in gaming, 32% in music consisting of vinyl, CDs, 20% in DVD movies, consisting of Blu-ray and 4K, and 6% in non-media sales, mostly collectibles.

Alliance makes over $75 million EBITDA and employs over 1,200 team members, ships to over 35,000 storefronts and distributes over 485,000 SKUs to the largest retailers in the world. Alliances’ biggest customer is Walmart, with 210 million weekly in-store shoppers. Alliance is a trusted supplier, or the category captain for Walmart, providing vendor-managed inventory services, VMI for short, for over 3,900 stores where Alliance is providing 100% of their entire music purchases with over $116 million in revenue to Alliance.

Alliance also provides DVD movies for over 30 exclusive, small independent movie studios in its Distribution Solutions Division, with sales of over $73 million in sales. Some of those include the movie studios we distribute, are VBS (phon), Criterion Collection, RLJ and Lion’s Gate. In addition, through Alliances’ COKeM division, video games for several key publishers like Square Enix, Ubisoft, Bethesda Software, as well as game controllers, gaming gift cards (phon), are also provided with sales in excess of over $170 million. Annual sales for all three departments adds up to over $406 million in revenue.

In addition to Walmart, Alliance is also the trusted backend service supplier to Costco, Best Buy, Target, Kohl’s, BJ’s, Meijer, Barnes & Noble and Amazon, because of our expanded entertainment and collectible toy selection and our reliable directed, pick, pack and ship services to their online consumers meeting stringent SLAs of six hours or less.

Jeff and I did all this without ever raising any equity from outside investors. Our point being here is, look at what we have accomplished with no outside capital. Just imagine where Alliance can go with $110 million in the bank and operating as a public company with access to capital markets and continued future acquisitions and accredited growth to earnings. Our vision is simple: be the best in class with service, selection and technology. By being the best, that will create more growth and opportunities.

With continued growth and continued acquisitions, we will continue to expand our selection and gain market share for the markets we are currently in. Lastly, we will enter new markets and continue our path to diversification and expanded selection, all while maintaining fiscal responsibility like in past practices.

With that, I can see that we’re already on Slide 4, and we can start right there. If you look on the left-hand side of Slide 4 there, you will see all these different vendors that we currently distribute. These aren’t all our vendors and suppliers; this is our best ones that we have, best in class there. A little brief history of Alliance is that it originally started out in the music category, so you had all the music suppliers that are like Universal Music and Warner Music and Universal, but then down the road, we migrated into video and that’s where we had all the video studios that we carry in there, and so you’ll see Warner Bros., and you’ll see Paramount, Universal Pictures, Disney.

Then our next pivot is we pivoted into video games, and you have the big guys there. We have Microsoft, Sony, Nintendo, as well as a lot of the third party publishers also there. We see Activision there, Ubisoft, Take-Two. These are all really important suppliers, and they’re really key to the entertainment category spaces there that we’re in. Our ultimate goal here was to be the one-stop of all these entertainment products here, where you can come to us and get all these here. The best thing about all these big studios is that they are really good at coming out with great, big, huge tent pole new releases, whether it be a new movie, or it could be a TV series, or it’s a new band, or it’s some type of new collectible toy. Having all those items, which adds up to 485,000 items that we carry and stock there, we can offer all those items and feed it to all our retailer partners, on the right-hand side of the page, where we have Amazon, Best Buy, Walmart, Barnes & Noble, eBay, Target, Kohl’s, Shopify, Home Depot you’re seeing there.

We are really the gateway, or the pipeline to provide all those products, to really expand them so that it really helps them as far as grow their business and offer different products and different things to sell to all their consumers that they deal directly with.

With this new opportunity with merging with Adara here, we plan to take all of our past history and all our skill set there and—one of our strongest areas, we’re really good at acquiring companies and consolidating. We will continue to synergize, and we’re going to create value. But all these—we do this by offering new products and new lines and new companies we can distribute, it will just currently work within our ecosystem and our pipeline, where we can feed it to our current customer base there and just expand our sales growth opportunities there.

We’re really good at bringing in new products. It has to be products that fit within our ecosystem of our warehouse and our operations there, but we have all the vendor data, all the description, all what’s necessary, needed, to help these retailers sell these products, and all these manufacturers come to us with our expertise and our connections and everything we have in place to help them expand their business there. We’re just a natural attraction for suppliers wanting to do business with Alliance, and retailers wanting to do business with Alliance. Just continuing what we’ve done in the past, would be the same thing we’re doing going forward.

A little brief history of our leadership history here. I’m going to take this time now to introduce my partner, Jeff Walker, and he’s going to step in and tell you all about Jeff and I.

Jeff Walker

Thank you, Bruce.

I have been focused for over 30 years on running the business and growing revenue and profit. I love the art of the deal and making strategic acquisitions, and I’m most proud of what we’ve accomplished without raising outside capital. Now, I’m ready to see what we can do with capital infused into our business. The sky is the limit and that’s why both myself and Bruce, we’re rolling 100% of our stock in Alliance, into our future with the merger here.

Next slide, please.

Bruce Ogilvie

Okay. This is a little growth history about where we are today and where we’re going here. Our growth history really starts all the way back to 2001, but in the interest of space here, we decided to start at 2013 as being a major milestone.

In 2013, Jeff and I had built up Super D from $18 million in sales starting in 2001, to $194 million by 2013. The major event that happened in 2013 is Super D, the little minnow acquired the big whale, which was Alliance Entertainment. They were doing $725 million in revenue to our $194 million. We acquired that in 2013, merged the companies together. In that particular case, we did what we call kind of a reverse merger where we merged a smaller company, which was Super D, into the large company, Alliance Entertainment. With that, we basically consolidated our operations in California into their warehouse operations in Kentucky. Any redundancies that we had there, we just tried to eliminate all that, and again, whoever had the best practices became the best solution going forward there.

Upon that acquisition, that made us the largest distributor of music and video in the industry, in the world, and that was the start of the major consolidation path there from that standpoint. Moving on to 2016, we had an opportunity to acquire Anderson Merchandisers, who had basically the exclusive rights to sell music to Walmart and Best Buy. All 3,900 Walmart stores and all the Best Buy stores, music was being provided to those two retailers. That was a great opportunity for us; that gave us a vendor number with Walmart. We were already doing business with Best Buy, pretty much primarily on selling on their website, but now shipping to all their stores on a weekly basis there.

With that, we inherited VMI where, it’s a vendor-managed inventory where we can manage all the inventory and all the Walmart stores, as well as, we know the training of each store, we know what the right characteristic in music that we needed to offer there. That proved to be a fantastic opportunity and our whole main focus being is, at this rate, we have movies and music, but we really need to diversify and keep pivoting in other areas there, which led us into 2018 with the acquisition of Mecca.

Mecca had direct relationships with Microsoft, Sony and Nintendo. By acquiring them, we were able to become a distributor now of video game products. It’s really, really hard to just go knocking on a major content provider—a provider of software content and wanting to become their distributor because they’re not anxious to open new distributors. But by acquiring a company and the expertise and the knowledge and the relationships, that’s just a natural way for us to grow and continue that path.

With that gaming entrance there, that gave us about another $100 million worth of revenue with that acquisition there. In the same year, in 2018, we were allowed the opportunity to take over some contracts with Sony Pictures. When I say Sony Pictures, Sony proper, Sony had a little division called Distribution Solutions, which is a great little company because they had all these exclusive video studios that they were selling into Walmart and all the other large chain retailers. With taking over their agreements that they had with the studios, and Sony had just decided at the time that that was something they didn’t want to have something competing with Sony proper being the major studio and having smaller studios, and we were very anxious to take over that and really expand and improve our video business there. That gave us another vendor number with Walmart, which allowed us now to become a supplier to Walmart of about 20 different movie studios that were exclusive to Distribution Solutions. By having that, that created opportunities for more growth by taking on more studios in the future where that business has grown. At the time when we acquired it, it was about $80 million in revenue, and today, it’s pushing North of over $150 million today.

In 2020, because of our success with Mecca, COKeM was a competitor to Mecca and we were able to acquire that company. That was a fantastic acquisition for us. At that time, COKeM was doing about $450 million a year, and we acquired them in September of that year. We then took the time—with COKeM in our hands, we eventually consolidated Mecca into COKeM. There was no reason to have the Mecca name brand anymore and it was just a matter of consolidating the two companies and taking the cost out of those businesses. That’s how we—that’s been our history in the past, and we expect to have the same type of history going forward—well, basically, trend is your friend and we’re always known for doing acquisitions. We will continue with that there as we try and grow and diversify our company there.

Jeff Walker

Page 8. We have built a fantastic $1.4 billion platform for future growth, with an exceptional Leadership team. Obviously, Alliance is not just Bruce and I. We have a fantastic entire team and some fantastic leaders. A lot of those leaders have come to Alliance over the years through the acquisitions that we have done, and we have a lot of experts in all those different fields.

We’re currently the industry-leading market share in music and a large distributor in gaming and DVD at this time. We see lots of opportunities to continue to grow our market share as things consolidate in all of these industries.

Our organic growth opportunities, we’ve had quite a few. One of them that wasn’t in the deck so far is, we have a division called AMPED. It’s an exclusive distribution division for music, and it has 150 labels that choose to have AMPED be the exclusive distributor. We’ve grown that from the ground up. This fiscal year we’re coming up here, it’s over $70 million in annual sales in the AMPED division. We’ve also been able to grow our Consumer Products business, which has a lot of collectibles, turntables, lava lamps, toys, all those different sales products. That business is now running over $50 million a year as well.

Then one big organic growth that has happened over the years, many of you are probably familiar that vinyl records have made a big comeback. Back in the day, we were down to $3 million or $5 million a year of annual sales in vinyl records, and we’re at about a $300 million run rate right now of annual sales on vinyl. That’s a purely organic growth opportunity for us.

Consolidation, we just described some acquisitions that we’ve done. We have really figured out how to do acquisitions and the consolidation opportunities are significant. The opportunities are even greater because we’re a very diversified business, so we can have an opportunity in gaming or music or collectibles or video. We have a lot of different consolidation opportunities through there, as well as some acquisition opportunities for new categories.

Then last part of our investment here, we have, we feel, a compelling valuation of 6.2x our trailing 12-month EBITDA, which we feel is a very attractive valuation on the company.

Moving over to the use of proceeds, there we go. Alliance has generated great profit so we can continue to grow organically and through acquisition, as we have in the past. This enhances our business operations and we can enhance our business operations without going public, and continue our current growth path. We are raising this capital to exponentially grow Alliance through strategic acquisitions. It’s going to be one of our key components.

We’ve done it in the past. We know how to do it really well. We know how to negotiate deals. We know how to provide certainty to close to sellers. We know how to get the financing. We know how to close the deal. Then, we know how to integrate the deal into our current company. Then, we know how to expand the sales, by cross-selling products from the acquisition to our customers and our products to their customers. It’s a huge component for us.

We’re going to continue to increase our market share by adding new exclusive distribution deals, new opportunities with our retailers and so forth. We have some technical advancements that we are working on right now and there’s a slide coming up describing one of those projects. We’re constantly enhancing our DTC relationships and capabilities. We’ve got several new e-commerce accounts in the queue right now.

Last of all, we’re going to continue to expand in the new consumer products, anything that’s entertainment-related. If it’s something that brings a person entertainment and joy as a product, that is something that we want to be able to bring into Alliance and continue to grow there. With over $100 million in working capital, the sky’s the limit.

Okay, Bruce?

Bruce Ogilvie

Thanks, Jeff.

On Page 10, the revenue slide there, the top line there, you can see our current revenue that we’ve done in the past. One thing I want to point out is Fiscal Year ’21, our revenue for that year was $1,324,000,000, and compared to the prior year of $776 million. A large part of that growth, of the $1,324,000,000 was the COKeM acquisition, which I mentioned. COKeM, I said we acquired in September of 2020 there, and we had a nine-month period there, of their $450 million—COKeM came in right around $404 million during that period there, so I would take $404 million off the $1,324,000,000. That would take it down to $920 million. Now you could look at—comparing the prior year, $776 million to $920 million, and the large part of that growth that we saw there was through our vinyl growth that we’re doing there, as well as our Distribution Solutions growth that went from the $80 million to $150 million range, as well as our non-media category which was all the Funko games, toys that we talked about also there.

You can see down on the bottom there that our EBITDA is trending in the right direction there and as a percentage, it’s improving there. Just an overall summary of the slide there, our total revenue is $1.47 billion there as of 3/31/22. Our earnings revenue are expanding there, and as Jeff mentioned earlier, we have a very attractive EBITDA number of 6.2x there.

As far as the transaction overview on the next slide there, if we start on the upper left-hand side there, as we said, the SPAC currently has, in the Trust account, $116 million. Jeff and I are rolling over our entire $475 million enterprise value for Alliance. Then, out of that we expect, for the expenses of de-SPACing, that the cash will drop down to about a little over $108 million there.

If you look to the far right over there, you can see where the—assuming that there’s 0% redemptions there, you can see where the number of shares and the equity percentage, as far as the current people in the SPAC there. Coming out of this there, our pre-money buying evaluation is $479.75 million and we’ll have $109 million of cash in the Trust there.

(Multiple speakers).

Jeff Walker

How do we do it? Yes. How do we do it? Over 20 years ago, I wanted to simplify our business and develop our winning formula. It’s very simple and effective. We focus on service, selection and technology. We’re the middle man between our suppliers and our customers and focus on supporting their business, and the better we do it, the more profits we generate.

Next page. First and foremost is our service. Everything starts with great service. A couple of our examples are here, starting with our direct-to-consumer e-commerce business. It’s approximately, 40% of all of our sales are filled, direct-to-consumer. Meaning an order is shipped directly to the person’s house, can be anywhere in the world. It’s a big part of our business. As Bruce mentioned at the beginning, we do drop ship fulfillment services for all the big retailers in the U.S.

Another component that Bruce has mentioned earlier was our vendor-managed inventory. It’s a huge component of service and very proprietary. As an example, in the music department at Walmart, we basically manage the whole shelf space. We get point-of-sale information on a daily basis. We determine the replenishment of what’s going back into those stores. At this point, those Walmart stores, not only music, but they’re basically getting four boxes, or four shipments a week from Alliance. They’re getting a box of CDs or a shipment of CDs, a shipment of vinyl records, a shipment of DVDs and a shipment of games. It’s a big component of what we’ve been able to develop. We do a lot of that fill-in type of work and management work for a lot of other retailers as well.

The other component that comes into the service side here is, we have an art department and we produce all these different types of displays for retailers. It’s really between the vendors and the retailer. The vendor has a product, whether it’s a new Adele or some other game product or some new release coming out and they want to get those into the retailers, in their action alleys and in their aisles and so forth. They really need a company in the middle that can do that for them. We’re really a one-stop shop for that. We can create the artwork, create the display; we do all of the filling of the product, and we’re shipping those all into the retailers. We have a complete solution on that for these retailers on the retail side. Next slide, Bruce?

It was mentioned before, but a cornerstone of what we’ve been focused on is selection. With selection, we are by far the company leading in selection in the entertainment industry. Currently we have 485,000 SKUs in-stock, not just in our database, but in-stock. Those in-stock SKUs are already in most—all of those SKUs are up and available for sale on major websites around the world. We also have many of these SKUs that are exclusively distributed by Alliance, the combination of AMPED that I mentioned and Distribution Solutions and some gaming SKUs. We have 57,000 in-stock SKUs that are exclusively distributed by Alliance as well. Next slide, Bruce?

Our sales by configuration, this was mentioned earlier, but here’s a chart on where it currently sits. One of the things that we’re very proud of in our business, years ago we started in the music side and we were selling CDs. It was a 100% CD business. We really realized that we had to diversify or die. Over the last decade, we’ve focused really hard on diversifying our business and getting into all these different categories. It is definitely one of our winning formulas, having a diversified group of products and sales channels. You see here, right now, we’re currently running 41% in gaming, 21%, 22% in vinyl, DVD at 19%, CD is 10%, and consumer products running about 4%. That diversification has really, really helped us as we go forward.

Next slide for you, Bruce.

Bruce Ogilvie

As we talked about our three pillars, technology is the final pillar. We’re constantly always investing and improving our systems there to make our company better and stronger as we’re working with the retailers. One thing with all the challenges of labor that started last year and trying to get people to want to come to work and keep working, we were looking at ways at how do we kind of reduce our reliance on—with the labor shortage that can exist at some times? After attending many different tradeshows, we came across a company called AutoStore. AutoStore, I liked to call it a Rubik’s cube of ASRs, or auto storage retrieval systems there. The way AutoStore works, and before I go any further, for those if you can, you could see there’s a link below there. You can click on the video there and you can see AutoStore and a video there, if you want to click on your deck there.

But basically, that’s it, you have a Rubik’s cube and it starts with a tote. The tote is rather large; it’s a big size tote, much bigger than a milk crate, and (inaudible) milk crate, because milk crates are stackable and these same totes are stackable. The maximum height we can do to this tote is a total of 13 high, so we’ll have 13 totes stacked up there. Now imagine over 4,200 totes, stacks of totes of 13, all stacked together, neatly compressed against each other, where you’re eliminating anything to do with aisles.

On top of that, that whole system will add up to a total of 55,000 totes and around it will be a grid system or a framing system that keep all the totes in line. Then above the totes will be little robots, or bots that will go around and zoom around on top of the grid system there and go and retrieve the tote that the picker, the processor needs. This will just greatly reduce our travel time from a picking standpoint there. Right now if we have to go pick products, we send all these orders to their handheld scanners, it tells them where to go, what products to get and what quantity. We have maybe 30, 40, up to 60 people doing the picking process.

Then, after they go and pick all the product, then we have to sort it and ship it out there. Well, this travel time, which is mostly the cost of one of the pickers going to the shelf, it would completely be eliminated there. Not to mention just a lot less people being needed to get the same amount of work done in a normal workday there.

The total investment is about $10 million, and we did a four-year lease in that and we’ve picked up savings North of $3 million a year by integrating that system. We placed the system last year, ordered the system last year. It’s running a little behind in schedule because COVID issues and supply chain issues, ocean ship issues, but we’re expecting to get that project going pretty soon here. We’re running about almost a month and a half, two months late of our original start date there, but once it gets going, we’ll be very happy with the results there.

In addition to all this, we do batch picking, we do paperless picking, wireless handhelds. We have six orders in our distribution center with cross-sell (inaudible), plus all EDI and do all these ASN transmissions, down to the carton level there. We’re pretty automated, sophisticated to what our customers need in order to do business with us and make them more efficient.

Next slide here, we have national coverage. We’re strategically located around the country. Our main facility is in Louisville, Kentucky, or actually Shepherdsville, which is South of Louisville there. The facility is a little over 870,000 square feet, counting all the mezzanine space that we have there. Also on this same page, I’d just point out to you that there are a couple of links to our Kentucky facility, as well as our COKeM facility in Minneapolis there.

The best thing about our Louisville facility there is we’re right by UPS Worldport, and that’s where all the UPS planes come in every day, all the international flights come in and they’re all brought in there. Customs is cleared there. But the best thing about it is, we can actually get next-day air service with two-day air rates, and that really gives us a competitive advantage, especially in the world of e-commerce and getting products there very fast to consumers there.

Our second big location is in Minneapolis, and that’s the COKeM facility. That’s over 220,000 square feet there that we have there, and that’s where we primarily keep all our games there, where in Shepherdsville, we have mostly movies and music and toys.

Scattered around the country we have some other offices where people work out of there, as well as, we have three little facilities that do 3PL type shipping on our behalf. That would be California, Texas and North Carolina. We have those facilities there so we have hot new releases so that we can get it to the consumer in less than two days, versus paying air charges to get it from Kentucky to California.

Next slide is our income statement there. I would direct your eyes to the second column there; that’s for our nine months at 3/31 there, where you could see our total revenue of $1,152,000,000. You can see how that compares to the previous nine months, for the previous year there. You can just see all the breakdown of what our distribution costs are and our SG&A costs, as well as interest expense and other costs associated with there. Also, you can see where we were, as our fiscal year-end, which was June 30, 2021, there. On the bottom line there, the operating earnings are all heading in the right direction and our operating profit, we feel it’s heading in the right direction there and performing well.

Moving on to the balance sheet there, the middle column there is our balance sheet as of 3/31/22. You can just see where all our balances are that we have right there. We only added a pro forma of what it would look like if we had de-SPAC’d and raised the cash. Basically, our cash position improved by $109 million. If you look down on the bottom, the equity improved by $109 million, that would take us up from $144 million of current equity, all the way up to $223 million of equity there.

Jeff Walker

Can I add one thing on the balance sheet here? We currently operate with $175 million line of credit led by Bank of America. The line of credit balance there, at 3/31, was $133 million. We don’t have any additional sub-debt on the business, just our operating line of credit. It’s at a SOFR plus 2% on the rate right now.

Bruce Ogilvie

Thank you, Jeff.

All right. Moving to Slide 20, our ESG initiatives there; on the very left-hand side of the page there, if you look closely there, you can see an individual—what he’s doing, he’s making a custom box. That might sound kind of lame, but for—the one thing that all our customers hate is, if we were to ship a CD in a box the size of a shoebox or something like that and it rattled around inside there, not to mention all the packaging material we had put (inaudible) there, that just makes the customer very angry.

With all the diversification of products we carry, we just have to have this machine that we use, it’s a custom box-making machine where we can actually make anything to fit the size of the carton. It eliminates (inaudible) charges, it eliminates excess wasted paper put in the box. From an ESG perspective, it’s really the right way to go there and we think that’s the right thing to do. That’s to complement all of our environmental initiatives there, making all our packaging eco-friendly, especially in our CDF packaging there. Obviously, we do paperless pick, package, ship, process there also.

From a diversity inclusion efforts there, currently our ratio between male to female is running 52%, 48%. We’re totally dedicated to safety. One project in working with Walmart is called Project Gigaton, that’s a pretty big, important project to Walmart there. There is a link also to the left there, next to Project Gigaton, that you can go back and click on that link and you can learn all about Walmart’s initiatives to, obviously, make a much more carbon—reduced carbon footprint there.

On top of all this, we do paperless picking, as I mentioned earlier. Also, we’re continuing, with Walmart, working with a task where we can help them with the consolidation of having multiple suppliers, instead of going into individual cartons to each store, we can consolidate them to reduce the number of cartons they have there, which of course will reduce their carbon footprint.

The last thing we’re doing there is we’ve converted our MOD operation—and MOD stands for Manufacturing on Demand where we manufacture and make out of print—(inaudible) out of print, they’re just not readily available, CDs and DVDs, as needed. Then, instead of using a plastic jewel case, we have an eco-friendly CD paper sleeve which artists are really excited about that, from a standpoint there that young people who want to buy music, they don’t want to see anymore plastic that’s going into the ground.

In summary, as we kind of highlighted all our strengths there, we really feel we have the Management expertise then, not just Jeff and myself, our entire Board of Directors that we have that we inherited on our team that we have there, all the years of experience we have and all the companies that we’ve acquired and all the people and the knowledge. It’s our team members that have gotten us to where we are today there. We couldn’t do it without them there, and we’ll continue with that experience that we have, and going forward, and really taking the company to the next level there.

As we said earlier, Jeff and I are doing 100% Management rollover of all our equity. We think that’s a real statement, a real commitment, that we’re in this all together. We’re all in. We have lots of skin in the game. This is not just some estate planning event or liquidity event in any way. We really want to take this company to the maximum level when we can take it there, by just taking to this next level, it’s going to make us go at a much higher level than we’ve done in the past. We think it’s a really good fair valuation for where the market is today, and we adjusted and pivoted to what the needs are and where the market is there.

Jeff, I think you had some closing comments?

Jeff Walker

Yes. I just wanted to say again, I love running a growing business. I can’t wait to exponentially grow Alliance with added capital. As I said before, we’ve got lots of great acquisition targets on our list right now, and I just want to thank everybody for joining us on the call today. We’re super excited about our opportunities going forward. Thank you, everybody.

Operator

Thank you. This concludes today’s conference. You may disconnect your lines at this time. Thank you for your participation.

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Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity, expectations and timing related to Alliance Entertainment Holding Corporation’s (“Alliance”) business and timing of deployments, customer growth and other business milestones, and the potential benefits of, and expectations related to the timing of, the proposed business combination of Adara Acquisition Corp. (“Adara”) with Alliance.

These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Alliance’s and Adara’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Alliance and Adara.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Adara or Alliance is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Alliance; risks related to Alliance’s business and the ability of Alliance to execute its business model, including market acceptance of its systems and related services; demand for Alliance’s products; the ability to obtain sufficient supply of products; global economic conditions; ability to meet demand; the effects of competition on Alliance’s business; the amount of redemption requests made by Adara’s public shareholders; and those factors discussed in Adara’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 under the heading “Risk Factors,” and other documents of Adara filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Adara nor Alliance presently know or that Adara and Alliance currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Adara’s and Alliance’s expectations, plans or forecasts of future events and views as of the date of this communication. Adara and Alliance anticipate that subsequent events and developments will cause their assessments to change. However, while Adara and Alliance may elect to update these forward-looking statements at some point in the future, Adara and Alliance specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Adara’s or Alliance’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Adara and Alliance. Adara intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement/prospectus of Adara, and certain related documents, to be used at the meeting of stockholders to approve the proposed business combination and related matters. Investors and security holders of Adara are urged to read the proxy statement/prospectus, and any amendments thereto and other relevant documents that will be filed with the SEC, carefully and in their entirety when they become available because they will contain important information about Alliance, Adara and the business combination. The definitive proxy statement will be mailed to stockholders of Adara as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the registration statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Adara and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed business combination. Alliance and its executive officers and directors may also be deemed participants in such solicitation. Information about the directors and executive officers of Adara is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed business combination when they become available. Adara stockholders and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting decisions. When available, these documents can be obtained free of charge from the sources indicated above.